UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

DUNDEE BANCORP INC.

(Translation of registrant's name into English)

40 King Street West, Scotia Plaza, Suite 5500, Toronto, Ontario, Canada M5H 4A9

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F  ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Index to Exhibits
News Release dated April 19, 2004

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE BANCORP INC.
(Registrant)

Date: April 22, 2004	By: /s/ Lori E. Beak
Lori E. Beak Secretary

OWNERSHIP IN DUNDEE PRECIOUS METALS INC.

FOR IMMEDIATE RELEASE

Toronto, April 19, 2004 – Dundee Bancorp Inc. (DBC.A - TSX) ("Dundee Bancorp") announces that it has acquired 7,125,000 common shares of Dundee Precious Metals Inc. (“Dundee Precious”), bringing its holdings to 11,366,555 common shares or approximately 21% of the issued and outstanding shares.  On February 23, 2004, Dundee Bancorp agreed to acquire 4,625,000 shares of Dundee Precious along with an option to acquire an additional 2,500,000 shares, for proceeds of $27.8 million from Dundee Wealth Management Inc. (“Dundee Wealth”).  The shares and options represented consideration received by Dundee Wealth from Dundee Precious for the termination of the investment management contract between the companies.  The 2,500,000 common shares were acquired from the treasury of Dundee Precious at the above market option price of $7.31 per share.  The Dundee Precious contract termination was approved at a Dundee Precious shareholders meeting on April 15, 2004, at which time shareholders also approved the transformation of Dundee Precious’ business from a closed end investment company to an operating gold mining company.

The securities of Dundee Precious held by Dundee Bancorp are held for investment purposes.  These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

Dundee Bancorp Inc. is a holding company dedicated to wealth management, real estate and resources.  Its domestic financial service activities are carried out through its 67% owned subsidiary, Dundee Wealth Management Inc.  Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands.  Together, these operations provide a broad range of financial products to individuals, institutions and corporations.  Dundee Bancorp’s real estate activities are conducted through its 85% owned subsidiary, Dundee Realty Corporation, which operates a land and housing business in Canada and the US.  Real estate activities also include a 31% interest in Dundee REIT, a Canadian real estate investment trust, which, owns a diversified portfolio of 13.1 million square feet of high-quality, office, industrial and retail properties across Canada. Resource activities are carried out through wholly owned Dundee Resources Ltd.

For further information contact:

DUNDEE BANCORP INC.

Ned Goodman	Joanne Ferstman
President and Chief Executive Officer	Executive Vice President & Chief Financial Officer
(416) 365-5665	(416) 365-5010
ngoodman@dundeebancorp.com	jferstman@dundeebancorp.com